UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

May 8, 2008

Commission File Number: 0-30232

APIVA VENTURES LIMITED

(Translation of registrant's name into English)

c/o Vector Corporate Finance Lawyers,

Suite 1040 – 999 West Hastings Street, Vancouver,  B.C., Canada   V6C-2W2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒      Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes ☐    No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.]

Item: 1 Change in Control of Registrant

Further to the Company’s 6K and 20F filings, the Issuer has installed a Sole Officer and Director, Brian Jenkins of Burnaby, British Columbia, Canada, to act as interim officer and director pursuant to the Company’s bylaws.  Mr. Jenkins has retained the law firm of Vector Corporate Finance Lawyers to organize the Notice of Annual General Meeting and Proxy Statement for an annual general meeting as of June 30, 2008 as well as the audit ending December 31, 2007 by Madsen & Associates, CPA’s Inc. of Draper, Utah. At the present time, Mr. Jenkins is not assessing a salary for his services to the Issuer and will submit a request for the issuance of 50,000 shares of common stock at the Issuer’s Annual General Meeting in exchange for his officer and director services to December 31, 2008.

The Issuer’s address has been changed to the offices of Vector Corporate Finance Lawyers, Suite 1040 – 999 West Hastings Street, Vancouver, British Columbia, Canada V6V 2W2, telephone: 604.683.1102, fax: 604.683.2641

May 8, 2008

APIVA VENTURES LIMITED

By:/s/ Brian Jenkins

Mr. Brian Jenkins

President and Director